03011594

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BURT MARTIN ARNOLD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

672 C SILVER SPUR RD.
(No. and Street)

ROLLING HILLS ESTATES (City), CA (State), 90274 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK MANZO (310) 544-3545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STARK WINTER SCHENKEIN & CO.
(Name – *if individual, state last, first, middle name*)

7535 EAST HAMPDEN AVE. #109 (Address), DENVER (City), CO (State), 80231 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH. D.C. 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BURT M. ARNOLD, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BURT MARTIN ARNOLD SECURITIES, INC., as of FEBRUARY 21, 2003, are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Pres.

Title

Notary Public

ELIZABETH A. GOLABOSKI
Commission # 1381504
Notary Public - California
Los Angeles County
My Comm. Expires Oct 25, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burt Martin Arnold Securities, Inc.

As of and for the Year Ended
December 31, 2002

Burt Martin Arnold Securities, Inc.
Table of Contents

STARK • WINTER • SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Burt Martin Arnold Securities, Inc.

We have audited the accompanying balance sheet of Burt Martin Arnold Securities, Inc. as of December 31, 2002, and the related statements of operations stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burt Martin Arnold Securities, Inc. as of December 31, 2002, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co. LLP

Denver, Colorado
February 12, 2003

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants* • *Financial Consultants*

7535 EAST HAMPDEN AVENUE • SUITE 109 • DENVER, COLORADO 80231
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM

Burt Martin Arnold Securities, Inc.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$	50,960
Receivable from clearing organization		165,167
Investment securities owned, at market		3,000
Prepaid expenses		1,982
Due from related party		15,164
Property and equipment, net		11,390
Deposits		12,870
	$	260,533

LIABILITIES AND AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	47,117
Income taxes payable		3,700
Deferred tax liability		3,000
		53,817
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value, 100,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		181,300
Retained earnings		24,416
		206,716
	$	260,533

The accompanying notes are an integral part of these financial statements

Burt Martin Arnold Securities, Inc.
Statement of Income
For The Year Ended December 31, 2002

REVENUES	
Brokerage commisions	$ 677,295
Market making and principal transactions	236,940
Investment banking	24,900
Unrealized (loss) on marketable securities	(21,900)
Interest	947
Other	278
Total revenue	918,460
EXPENSES	
Employee compensation	481,443
Clearing fees and costs	198,041
Office expenses	99,839
Professional fees	62,902
Travel and entertainment	55,239
Licenses	9,172
Total expenses	906,636
NET INCOME BEFORE INCOME TAXES	11,824
INCOME TAX EXPENSE	3,700
NET INCOME	$ 8,124

The accompanying notes are an integral part of these financial statements

Burt Martin Arnold Securities, Inc.
Statement of Stockholders' Equity
Year Ended December 31, 2002

	Common Stock				Total
	Number of Shares	Amount	Additional Paid-in capital	Retained Earnings	Stockholders' Equity
Balnce, December 31, 2001	100,000	$ 1,000	$ 181,300	$ 16,292	$ 198,592
Net income for the year ended December 31, 2002	-	-	-	8,124	8,124
Balance, December 31, 2002	100,000	$ 1,000	$ 181,300	$ 24,416	$ 206,716

The accompanying notes are an integral part of these financial statements

Burt Martin Arnold Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2002

OPERATING ACTIVITIES		
Net income	$	8,124
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,286
Unrealized loss on investments		21,900
Marketable securites received for services		(24,900)
Changes in:		
Receivable from clearing organization		(18,311)
Prepaid expenses		(1,982)
Due from related party		(15,164)
Marketable securites owned, at fair market value		4,950
Accounts payable and accrued expenses		884
Income taxes payable		3,700
Net cash (used in) operating activities		(18,513)
INVESTING ACTIVITIES		
Acquisition of fixed assets		(7,185)
Net cash used in financing activities		(7,185)
FINANCING ACTIVITIES		
Net cash provided by financing activities		-
Net (decrease) in cash		(25,698)
CASH AT BEGINNING OF YEAR		76,658
CASH AT END OF YEAR	$	50,960
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements

Burt Martin Arnold Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 1 – Summary of significant accounting policies

Organization

Burt Martin Arnold Securities, Inc., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company, which was incorporated in the state of California on August 26, 1999, is based in Rolling Hills Estates, California.

The Company's primary source of revenue is providing brokerage services to customers. The Company also generates revenue through securities trading.

The Company is considered an introducing broker whereby customer orders are accepted but are cleared through a clearing organization, which is unaffiliated with the Company. The agreement with the clearing organization is described in Note 2.

Revenue recognition

Brokerage commission and market making and principal transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis.

Securities owned and securities sold, not yet purchased

Securities owned, which are readily marketable and securities sold, not yet purchased are recorded at estimated fair value. Securities sold, not yet purchased represent obligations to the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Securities owned which are not readily marketable, are valued at estimated fair value as determined by management. The resulting difference between cost and estimated fair value is included in income.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

Property and equipment

Property and equipment has been recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 5 to 7 years.

Income taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result primarily from the Company being a cash basis taxpayer and using accelerated methods of depreciation for income tax purposes.

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2002. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments cash, accounts receivable, investments and accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for cash, accounts receivable, and accounts payable and accrued expenses because they are short term in nature and their carrying amounts approximate fair values.

Segment information

The Company follows SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". Certain information is disclosed, per SFAS No. 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in one business segment and will evaluate additional segment disclosure requirements as it expands operations.

New accounting pronouncements

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS No. 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to lease modifications is effective for transactions occurring after May 15, 2002. Earlier application is encouraged. The Company does not believe the adoption of these standards will have a material impact on its financial statements.

Note 2 – Clearing agreement

The Company has an agreement with Emmett A. Larkin Company Inc. (Larkin) under which Larkin clears all securities transactions for the Company's customers and also performs certain "back room" functions for the Company. These functions include, among other things, processing customer orders as they are transmitted to Larkin, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from Larkin based on the number and size of transactions. The Company pays all costs associated with transactions executed through Larkin plus a "per transaction" fee based on the amount of business transacted during the month.

The agreement requires, and the Company maintains, a cash deposit with Larkin. As of December 31, 2002 the amount of the deposit was $116,296 and is included in receivable from clearing organization.

The Company currently transacts all of its brokerage business through Larkin. Should Larkin not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on Larkin's ability to continue to perform under the agreement as well as the creditworthiness of Larkin. It is the Company's policy to review, as necessary, the credit standing and financial viability of Larkin.

Note 3 – Investments in securities not readily marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless a registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2002 these securities are common stock, which management has estimated a fair market value of

$3,000. Because of the inherent subjectivity of these values, it is reasonably possible that a material change in such valuations could occur in the near term.

Note 4 – Property and equipment

The following is a summary of property and equipment as of December 31, 2002:

Furniture and fixtures	$11,810
Computer equipment	2,429
	14,239
Less accumulated depreciation	(2,849)
Net property and equipment	$11,390

Note 5 – Capital requirements

The Company is subject to the SEC uniform net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $162,310, which was $62,310 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.33.

Note 6 – Related party transactions

The Company entered into a verbal agreement to lease a condominium on a month-to-month basis from the President of the Company for $2,500 a month. During the year ended December 31, 2002 the Company recorded expenses of $22,500 related to this agreement.

Note 7 – Concentrations of credit risk

In the normal course of business the Company's customer activities involve the execution and settlement of various customer securities that settle in accordance with industry practices, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit worthiness of the customer or issuer of the financial instrument held as collateral.

Burt Martin Arnold Securities, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2002

Stockholders' equity per Statement of Financial Condition		206,716
Less: Total nonallowable assets		(44,406)
Net Capital	$	162,310
Aggregate indebtedness - items included in financial statements	$	53,817
Basic net capital requirement	$	100,000
Excess net capital	$	62,310
Ratio aggregate indebtedness to net capital		33.2%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2002	$	169,010
Audit adjustments:		
Increase in deferred income taxes		(3,000)
Increase in income taxes payable		(3,700)
Net Capital	$	162,310

STARK • WINTER • SCHENKEIN

To the Board of Directors of
Burt Martin Arnold Securities, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Burt Martin Arnold Securities, Inc. (the Company) for the year ended December 31, 2002, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-a(5)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g)

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants* • *Financial Consultants*

7535 EAST HAMPDEN AVENUE • SUITE 109 • DENVER, COLORADO 80231
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM

lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 12, 2003